Exhibit 99.2
Decision on the Share Repurchase
1.	Type and number of shares to be purchased: 2,165,605 common shares

2.	Amount of shares to be purchased(KRW): 889, 300,000,000
(assuming share price of 340 thousand won).
3.	Repurchase Period : From Feb.10.2007 to May.9.2007

4.	Purpose of Share Repurchase: To stabilize the share price and enhance shareholder value

5.	Managing Securities Companies: Woori Investment & Securities Co., Ltd., NH Investment
& Securities Co., Ltd., Mirae Asset Securities Co., Ltd.,
Samsung Securities Co., Ltd., Goodmorning-Shinhan
Securities Co., Ltd.
6.	Holdings of treasury shares before repurchase
-	Direct Acquisition through securities market: 7,022,466 common shares
(8.05% of outstanding shares)
-	Acquisition through trust contract: 2,601,427 common shares (2.98% of outstanding shares)
7.	Date of Board Resolution (Decision Date): Feb.6.2007
-	Attendance of Outside Directors: Nine(all) Directors present

-	Attendance of Auditors(Member of the Audit Committee): Present